

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 6, 2017

Via E-mail
Valentin Stalowir
Chief Executive Officer
Reed's, Inc.
13000 South Spring Street
Los Angeles, California 90061

> **Re: Reed's, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 23, 2017**
> **File No. 333-221059**

Dear Mr. Stalowir:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1.   We note several statements that rights holders may not know the subscription price at the time of exercise, such as on the cover page and on pages 4, 11, 40 and 53; however, you indicate that the subscription price will be disclosed. Please revise your disclosure accordingly.

Backstop Commitment, page 45

2.   We note the substantial increase in share ownership by Raptor/ Harbor Reeds SPV LLC assuming full exercise of the backstop commitment and exercise of its subscription rights. Please tell us your consideration of whether such issuances will constitute a change of control.

Certain Relationships and Related Transactions, page 84

3.   Please disclose your related party transactions with Raptor/ Harbor Reeds SPV LLC in this section including, for example, the April 21, 2017 Securities Purchase Agreement, or advise us why you believe disclosure is not required.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Ruairi Regan at (202) 551-3269 or Brigitte Lippmann at (202) 551-3713 if you have any questions.

                                        Sincerely,

                                        /s/ Brigitte Lippmann (for)

                                        John Reynolds
                                        Assistant Director
                                        Office of Beverages,
                                        Apparel and Mining

cc: Ruba Qashu, Esq.
       Libertas Law Group, Inc.